Investor Presentation MoneyHero Group September 2023 Filed by MoneyHero Limited Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: Bridgetown Holdings Limited Commission File No. 001-39623

Empowering and connecting people to a better financial future

MoneyHero Group connects people to a better financial future Our mission at MoneyHero Group is to make all of life’s financial decisions a time saving and rewarding experience We educate people about personal finance, help them decide which products are best suited for their needs, and facilitate getting the product We connect financial institutions with their target customers and help them achieve their customer acquisition objectives

Product innovation and competition drives consumers to look for trusted sources of information to compare and decide Consumers Financial Service Providers …Consumers need trustworthy and relevant personal finance guidance …Providers want reliable volumes of ready-to-transact customers With increasing number of personal finance options to consider… With increasing competition leading to higher customer acquisition costs… Wealth Management Credit Card Insurance Personal Loans Stock Brokerage Savings Account Mortgage

Our business Simplifying financial decisions through accessible content and trusted brands. We connect users with financial products via intuitive comparison journeys, fostering loyalty through rewards. Trustworthy and free personal finance content, exclusive rewards Comprehensive and easy-to-navigate user journey Rewards fulfilment for users to register and claim rewards Seamless integration with providers for users to apply Continuous improvement and innovations Customer database and data analytics capability Attract millions of users Help users find the right products Deliver high volumes of customers to financial institutions Foster user loyalty through rewards Generate insights from data Expand and improve our services for both users and providers

Investment thesis A Market Leader In the Rapidly Expanding Greater Southeast Asia Market Proven Scalable Business Model with Significant Runway World Class Management Team with Strong Institutional Backers Large Addressable Market That is Growing via Digital Adoption of Product Distribution Near Term Path to Profitability Enabling Continued Future Investment for Growth Opportunity to Further Cement Leadership Position via Inorganic Growth

MoneyHero Group is a market leading online financial comparison platform in Greater Southeast Asia

Key Stats [1]

5
Operating Markets in Greater Southeast Asia

185M
Total Populations in Five Operating Markets

9.1M
Monthly Unique Users [2] (in 1H 2023)

74%
Organic Users [3] (in 1H 2023)

270
Commercial Partner Relationships [4] (as of June 30, 2023)

1.3M
Financial Product Applications (FY 2022)

Group Revenue [5] (US$M)



48%
19-22 CAGR
16
21
38
62
68
2018
2019
2020
2021
2022
Adding critical mass
Cash flow optimization

Notes:
1. All stats exclude Thailand, which was closed in Q4 2022
2. Monthly Unique User is a unique user with at least one session in a given month as determined by a unique device identifier from Google Analytics
3. Organic Users are users that visit our online platforms via all unpaid channels such as direct and organic search
4. Commercial partner relationships mean having relationship with different lines of businesses within the same financial institution e.g. XYZ Bank CC business is one relationship and PL is another; decision making power and budget rests with the individual line of business
5. 2018-2022 audited financials of CompareAsia Group Capital Limited, in accordance with IFRS

MoneyHero Group

1.5M monthly unique 2.5 monthly unique 9.1M monthly unique users users users(1) and 4.3M members(2) 3.0 monthly unique users ENGAGE WITH OUR 0.3M monthly unique users 7 BRANDS ACROSS 5 MARKETS 0.9M monthly unique users 0.9M monthly unique users Notes: 1. Monthly Unique Users during the period 1H 2023; members as of June 30, 2023 2. MoneyHero Group Members include members who have login IDs with us in Singapore, Hong Kong and Taiwan, members who have subscribed to our email distributions in Singapore, Hong Kong, Philippines, Taiwan and Malaysia, and members who are registered in our rewards database in Singapore and Hong Kong

We operate in a large, high growth region that is digitally-enabled 185M Total Population 4.7% Disposable Income Growth IN OUR FIVE OPERATING MARKETS IN 2022 CAGR 2023E-2028E IN OUR FIVE 700M+ in Greater Southeast Asia OPERATING MARKETS 92M Banked Population 90% Households with Smartphones IN OUR FIVE OPERATING MARKETS IN 2022 IN OUR FIVE OPERATING MARKETS IN 2022 95-100% banked in SG, HK, TW, and Malaysia 70% of Population uses internet daily 44% banked in Philippines, growing at a 7.8% CAGR 2018-2022 Source: Euromonitor Note: Five operating markets include Singapore, Hong Kong, Philippines, Taiwan and Malaysia

Our business pillars Notes: All stats exclude Thailand, which was closed in Q4 2022 Monthly Unique Users during the period 1H 2023 Financial Products Platforms B2B Business Our platforms provide free, comprehensive information across 1,500+ financial products, including credit cards, personal loans, various insurance products, mortgages, and other financial products, for our users to search for, compare, discuss and make informed decisions Creatory expands our ecosystem and user reach by providing our digital technology solutions to third-party online channel partners and content creators, enabling them to monetize their user base through our existing relationships with financial institutions 113.7MTotal Traffic in FY22 5Markets in Greater Southeast Asia 9.1MMonthly Unique Users (2) 400+Content & Channel Partners 16%Revenue Contribution in 1H23

MoneyHero's financial products platform

MoneyHero attracts high-quality users through creative content and innovative tools, while delivering high and reliable volumes of new customers to our financial product partners

Users (2)

9.1M Monthly Unique Users

74% Organic Users

24+ Content team members

170+ (4) Articles published per month across our blogs

60M+ (4) Articles read within across our blogs

Tools & Resources

Relevant Content

Exclusive Rewards

Coverage across Verticals

MoneyHero Group

Access to Huge Customer Base

Lower Marginal Acquisition Cost

Rewards Management

Ready to Transact Consumer Base

Product Partners

270 (3) Commercial Partner Relationships

1.3M FY22 Financial Product Applications

Notes:

1. All stats exclude Thailand, which was closed in Q4 2022
2. Monthly Unique Users in 1H 2023; % of organic users in 1H 2023
3. As of June 30, 2023; Commercial partner relationships mean having relationship with different lines of businesses within the same financial institution e.g. XYZ Bank CC business is one relationship and PL is another; decision making power and budget rests with the individual line of business
4. In FY2022

MoneyHero Group

Creatory expands MoneyHero's reach by capturing and converting 3rd party traffic sources

Creatory is MoneyHero's B2B service offering – enabling digital businesses to monetize their user base through MoneyHero's commercial partnerships


EXPANDED ADDRESSABLE USERS
Followers of Creators / Addresable Creators
Users of Channel Partners / Channel Partners
MoneyHero Monthly Unique Users (1)
9.1M
ML
MILELION
SHOPBACK
HKCASH REBATE
foodpanda

Value Proposition for Creators & Partners:

- Access to broad pool of personal finance deals
- Monetization of user base through MoneyHero's self-service Creatory platform and commercial deals
- Managed support around campaign construction, and more efficient working capital access creatory by Hyphen Group


FINANCIAL SERVICE PROVIDERS

Value Proposition for Financial Services Providers:

- Creatory takes care of all elements of managing content creators and channel partners; collecting and actioning feedback mid-flight in campaigns

Notes:
1 Monthly Unique Users during the period 1H 2023, excluding Thailand

MoneyHero Group

Our Executive Officers and Board of Directors

EXECUTIVE OFFICERS



PRASHANT AGGARWAL
CEO
Joined in 2016

- Previously, Head of Commercial Products, Southeast Asia at Visa. Prior to that, American Express and Oracle



SHAUN KRAFT
CFO & COO
Joined in 2015

- Previously CFO & COO at CMCC Global, Director at Perella Weinberg Partners in financial and strategic advisory, and M&A at Lazard



ROHITH MURTHY
CPO
Joined in 2015

- Previously held various senior digital banking roles at Citibank, Standard Chartered Bank and Siam Commercial Bank

BOARD OF DIRECTORS [(1)]



PRASHANT AGGARWAL
CEO
MoneyHero Group



DEREK FONG
SVP
PCG Group



KENNETH CHAN
SVP
PCG Group



MARC SYZ
CEO, Managing Partner,
SYZ Capital



SUSANNA LEE
Former Managing Director
American Express



DANIEL WANG
Founder, CIO
Brianna Capital (Asia)

Notes:
1 Prashant Aggarwal, Marc Syz, Susanna Lee, and Daniel Wang are director nominees

MoneyHero Group

Our Group Leadership Team PROFESSIONAL EXPERIENCE OF TEAM TOMKAPELLER Group Head of Insurance KAMEELVIJ Group Head of People and Talent LAURAHANNON General Counsel KATELEE Group Head of Strategic Finance NAWAZIMAM Group Head of Strategy SHRAVANTHAKUR Group Co-Head of Commercial SANDEEPKRISHNAMANI Group Co-Head of Commercial RUBYCHOU Group Head of Marketing IVANHO Group Finance Director MIRIAMFRANKLIN Portfolio Director SPENCERLEUNG Investor Relations and Strategic Advisor JAGMALSINGH Technology Advisor

Financials (MoneyHero Group Standalone)

Proven track record of delivering value to MoneyHero users and financial services providers Notes: All stats exclude Thailand, which was closed in Q4 2022 Average monthly unique users refer to the average of monthly unique users for the year or period stated Total number of product applications for the year or period stated Average Monthly Unique Users (1) (2) Product Applications(1) (3) Growth in monthly unique users and improving conversion rates drive higher application volumes 1.8x increase in Monthly Unique Users (of which 74% were Organic in 1H 2023) 3.2x increase in annual product applications 5.1 6.5 6.1 6.2 7.8 9.1 2018 2019 2020 2021 2022 1H 2023 Monthly Unique Users (M) 0.4 0.5 0.5 0.8 1.3 2018 2019 2020 2021 2022 Applications (M)

Group revenue and EBITDA

Significant change in cost structure implemented in late 1H 2022 through prioritizing reduction in operating loss over volume growth, resulting in significantly improved Adj. EBITDA. Renewed focus on volume growth in 2H 2023 with a healthier profitability profile

Revenue (US$M) (1)



26.8
35.1
33.6
34.6
34.9
1H 2021
2H 2021
1H 2022
2H 2022
1H 2023

Adjusted EBITDA (US$M) (1) (2)



(4.4)
(7.2)
(10.1)
(5.6)
(0.9)
1H 2021
2H 2021
1H 2022
2H 2022
1H 2023

Notes:
1 Semi-annual figures are unaudited financials of CompareAsia Group Capital Limited, prepared in accordance with IFRS
2 Adjusted EBITDA is a non-IFRS financial measure defined as loss for year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of assets when the impairment is the result of an isolated, non-recurring event, equity-settled share option and share-based payment expenses, other long-term employee benefits expenses, employee severance expenses, transaction expenses including certain one-off audit and legal fees, changes on fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies

MoneyHero Group

Revenue and margin by product vertical Notes: 1H 2023 figures are unaudited financials of CompareAsiaGroup Capital Limited, prepared in accordance with IFRS Other includes bank account, stock brokerage, wealth management, and Seedly 1H2023 Revenue by Vertical (1) 1H2023 Revenue by Business Pillar (1) Credit Cards is our largest vertical today and has enabled strong growth in our member base. Diversification into other products, e.g., insurance which is our strongest growth vertical, presents the opportunity to strengthen margin and profitability (2)Credit Cards 72% Personal Loans & Mortgages 13% Insurance 7% Other 8% Online Financial Comparison Platforms 84% B2B Business (Creatory) 16%

Revenue and segment profitability by market Emerging Markets revenue contribution has increased from 8% in 2020 to 23% in 1H 2023. Segment profitability significantly improved in 1H 2023 following significant reduction in cost base initiated in late 1H 2022 2018 – 1H 2023 Revenue by Market (US$M) (1) Segment Income / (Loss) by Market (US$M) (3) 68 (1.1) 62 Hong Kong 0.8 7.5 11.4 13.4 11.0 (2.2) Singapore 38 0.4 35 3.1 4.0 23.5 22.8 8.1 (0.6) 21 3.8 Taiwan 16 (0.3) 2.6 18.3 1.5 5.5 2.1 11.3 2.5 22.2 3.3 18.2 12.3 Emerging Markets (1.2) 9.1 10.7 11.7 (Operating) (0.3) 2018 2019 2020 2021 2022 1H 2023 (2) Hong Kong Singapore Taiwan Emerging Markets 1H 2022 1H 2023 Notes: 1 2018-2022 based on audited financials of CompareAsia Group Capital Limited; semi-annual figures are unaudited financials of CompareAsia Group Capital Limited, prepared in accordance with IFRS 2 Emerging markets include Philippines, Malaysia, and Thailand market. We ceased our operations in Thailand in 2022 3 Segment income / (loss) is total gain or loss for the period (revenue minus all costs and expenses). Emerging markets (Operating) includes Philippines and Malaysia 19

16.8 16.0 10.0 7.5 3.1 3.3 16.8 9.6 3.3 6.1 5.7 2.2 55.7 44.6 1H 2022 1H 2023 Material reduction in expenses over the last 12 months Notes: Semi-annual figures are unaudited financials of CompareAsiaGroup Capital Limited, prepared in accordance with IFRS General, administrative and other expenses include transaction expenses including certain one-off audit and legal fees of $0.5 million and $3.6 million in 1H 2022 and 1H 2023, respectively Total Operating Expenses (US$M) (1) Operating Cash Flow (US$M)Foreign exchange differences, net General, administrative and other operating (2) Employee benefit expenses Technology costs Advertising and marketing Cost of revenue

Non-IFRS adjusted EBITDA reconciliation

	For the Six Months Ended June 30, 2023	2022
	(US$ in thousands)	
Loss for the period	**(71,101)**	**(29,795)**
Adjustments:		
Tax expenses	34	4
Depreciation and amortization	2,400	2,143
Interest income	(126)	(6)
Finance costs	3,569	5,471
Government subsidies	(43)	(390)
Impairment of goodwill		
Impairment of other intangible assets		
Equity-settled share option expense	795	4,298
Other long-term employee benefits expense	(84)	(337)
Employee severance expenses	1	7
Transaction expenses	3,613	471
Changes on fair value of financial instruments	57,937	2,742
Gain on derecognition of convertible loan and bridge loan	-	(135)
Equity-settled share-based payment expense		
Unrealized foreign exchange differences, net	2,070	5,434
Adjusted EBITDA	**(935)**	**(10,093)**
Revenue	34,892	33,564
Adjusted EBITDA	(935)	(10,093)
Adjusted EBITDA Margin	(2.7)%	(30.1)%

- **Meaningful improvement in Adjusted EBITDA in 2023,** from $(10)M in 1H 2022 to $(1)M in 1H 2023 as a result of targeted cost actions and strengthening of unit economics
- Finance costs associated with existing debt on balance sheet; intention is to repay debt with deSPAC proceeds (prepayment of currently outstanding Loan Notes is at the discretion of the Company)
- Changes in fair value of financial instruments increased from $2.7M in 1H22 to $57.9M in 1H23 due to an increase in fair value of warrant liabilities and the derivative components of Loan Notes

Notes:
1 Semi-annual figures are unaudited financials of CompareAsia Group Capital Limited, prepared in accordance with IFRS
2 Adjusted EBITDA is a non-IFRS financial measure defined as loss for year/period plus depreciation and amortization, interest income, finance costs, income tax expenses/(credit), impairments of assets when the impairment is the result of an isolated, non-recurring event, equity-settled share option and share-based payment expenses, other long-term employee benefits expenses, employee severance expenses, transaction expenses including certain one-off audit and legal fees, changes on fair value of financial instruments, gain on derecognition of convertible loan and bridge loan, unrealized foreign exchange loss minus government subsidies

MoneyHero Group

Appendix

Standalone P&L of MoneyHero Group (CompareAsia Group Capital Limited)

	For the Six Months ended June 30,			For the Year Ended December 31,		
	2023	2022	% YoY	2022	2021	% YoY
	(unaudited) US$	(unaudited) US$		US$	US$	
Revenue	34,891,982	33,563,765	4%	68,132,256	61,882,481	10%
Costs and expenses:						
Cost of revenue	(15,994,026)	(16,793,853)	(5)%	(33,881,248)	(29,880,855)	13%
Advertising and marketing expenses	(7,488,058)	(9,976,380)	(25)%	(16,473,378)	(15,624,780)	5%
Technology costs	(3,256,222)	(3,103,515)	5%	(6,554,254)	(5,058,948)	30%
Employee benefit expenses	(9,601,992)	(16,823,803)	(43)%	(35,023,534)	(29,978,200)	17%
General, administrative and other operating expense	(6,114,849)	(3,311,824)	85%	(13,854,809)	(8,000,759)	73%
Foreign exchange differences, net	(2,169,649)	(5,663,900)	(62)%	(4,051,710)	(2,993,005)	35%
Operating loss	**(9,732,814)**	**(22,109,510)**	**(56)%**	**(41,706,677)**	**(29,654,066)**	**41%**
Other income/(expenses):						
Other income	171,873	531,280	(68)%	915,164	565,204	62%
Finance costs	(3,568,652)	(5,470,756)	(35)%	(7,800,597)	(1,702,457)	358%
Changes in fair value of financial instruments	(57,937,053)	(2,741,815)	2,013%	(1,101,484)	(178,859)	516%
Loss before tax	**(71,066,646)**	**(29,790,801)**	**139%**	**(49,693,594)**	**(30,970,178)**	**60%**
Income tax (expenses)/credit	(34,352)	(4,086)	741%	251,779	38,173	560%
Loss for the year/period	**(71,100,998)**	**(29,794,887)**	**139%**	**(49,441,815)**	**(30,932,005)**	**60%**
Other comprehensive income						
Other comprehensive income that may be classified to profit or loss in subsequent periods (net of tax):						
Exchange differences on translation of foreign operations	1,672,938	4,296,591	(61)%	3,088,057	2,340,885	32%
Other comprehensive income that may not be reclassified to profit or loss in subsequent period (net of tax):						
Remeasurement gains on defined benefit plan	(34,573)	50,515	(168)%	42,103	27,292	54%
Other comprehensive income year/period, net of tax	**1,638,365**	**4,347,106**	**(62)%**	**3,130,160**	**2,368,177**	**32%**
Total comprehensive loss for the year/period, net of tax	(69,462,633)	(25,447,781)	173%	(46,311,655)	(28,563,828)	62%
Basic and diluted	(15.1)	(42.4)	(64)%	(31.7)	(44.0)	(28)%

Notes:
1 2021 and 2022 based on audited financials of CompareAsia Group Capital Limited; semi-annual figures are unaudited financials of CompareAsia Group Capital Limited, prepared in accordance with IFRS

MoneyHero Group

Standalone Balance Sheet of MoneyHero Group (CompareAsia Group Capital Limited)

	As at	
	30 June 2023	31 December 2022
	(unaudited)	
	US$	US$
NON-CURRENT ASSETS		
Other intangible assets	13,558,503	14,406,672
Property and equipment	223,893	293,613
Right-of-use assets	825,322	778,414
Deposits	159,086	128,927
Total non-current assets	14,766,804	15,607,626
CURRENT ASSETS		
Accounts receivable	9,189,533	9,684,035
Contract assets	11,328,082	11,140,109
Prepayments, deposits and other receivables	3,737,126	3,523,947
Tax recoverable	22,691	22,386
Pledged bank deposits	192,959	195,883
Cash and cash equivalents	19,455,522	24,077,695
Total current assets	43,925,913	48,644,055
CURRENT LIABILITIES		
Accounts payable	14,620,665	16,653,695
Other payables and accruals	10,227,472	6,553,317
Other derivative financial instruments	11,883,066	2,796,131
Warrant liabilities	61,299,262	12,449,145
Lease liabilities	713,262	492,735
Provisions	-	66,118
Total current liabilities	98,743,727	39,011,141
NET CURRENT (LIABILITIES)/ASSETS	(54,817,814)	9,632,914
TOTAL ASSETS LESS CURRENT LIABILITIES	(40,051,010)	25,240,540
NON-CURRENT LIABILITIES		
Lease liabilities	117,755	292,952
Other payables	124,477	208,698
Interest-bearing borrowings	12,282,655	8,745,192
Deferred tax liabilities	35,673	35,540
Provisions	234,058	136,278
Total non-current liabilities	12,794,618	9,418,660
Net (liabilities)/assets	(52,845,628)	15,821,880
EQUITY		
Issued capital	2,020	2,020
Reserves	(52,847,648)	15,819,860
Total equity	(52,845,628)	15,821,880

Notes:

1 Financial position as at 31 December 2022 based on audited financials of CompareAsia Group Capital Limited; financial position as at 30 June 2023 based on unaudited financials of CompareAsia Group Capital Limited, prepared in accordance with IFRS

MoneyHero Group

Forward-Looking Statements

This communication includes "forward-looking statements" within the meaning of the United States federal securities laws with respect to the proposed business combination between CompareAsia Group Capital Limited ("the Company"), and Bridgetown Holdings Limited ("Bridgetown") (the "Business Combination") and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, objectives of management for future operations of the Company, market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown and the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this communication are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in business, market, financial, political and legal conditions; the timing and structure of the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the Business Combination and the other transactions in connection therewith, including as a result of the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of Bridgetown or the Company is not obtained; the risk that the Business Combination disrupts current plans and operations of Bridgetown or the Company as a result of the announcement and consummation of the Business Combination; PubCo's inability to obtain or maintain the listing of its securities on Nasdaq following the Business Combination; failure to realize the anticipated benefits of Business Combination; risk relating to the uncertainty of the projected financial information with respect to the Company; the amount of redemption requests made by Bridgetown's shareholders and the amount of funds available in Bridgetown's trust account; the Company's ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which the Company and its subsidiaries (the "Group") operate; the Group's ability to achieve profitability despite a history of losses; and the Group's ability to implement its growth strategies and manage its growth; the Group's ability to meet consumer expectations; the success of the Group's new product or service offerings; the Group's ability to attract traffic to its websites; the Group's internal controls; fluctuations in foreign currency exchange rates; the Group's ability to raise capital; media coverage of the Group; the Group's ability to obtain adequate insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) and general economic conditions in the countries in which the Group operates; the Group's ability to attract and retain management and skilled employees; the impact of the COVID-19 pandemic or any other pandemic on the business of the Group; the success of the Group's strategic investments and acquisitions, changes in the Group's relationship with its current customers, suppliers and service providers; disruptions to the Group's information technology systems and networks; the Group's ability to grow and protect its brand and the Group's reputation; the Group's ability to protect its intellectual property; changes in regulation and other contingencies; the Group's ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; and unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group's industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of PubCo's registration statement on Form F-4 (the " Registration Statement"), the proxy statement/prospectus discussed below, Bridgetown's periodic reports and other documents to be filed by PubCo or Bridgetown from time to time with the U.S. Securities and Exchange Commission (the "SEC"). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown nor the Company presently knows, or that Bridgetown or the Company currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Bridgetown's and the Company's expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown's or the Company's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown and the Company anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown and the Company may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown and the Company specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by the Company nor Bridgetown or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown's or the Company's assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of the Company and Bridgetown contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, Bridgetown or any other entity.

Additional Information

This communication relates to the proposed Business Combination between the Company and Bridgetown. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed Business Combination will be submitted to shareholders of Bridgetown for their consideration.

In connection with the Business Combination, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on September 26, 2023 and includes a proxy statement of Bridgetown to be distributed to Bridgetown's shareholders in connection with Bridgetown's solicitation for proxies for the vote by Bridgetown's shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement (the "Proxy Statement") and a prospectus relating to the offer of the securities to be issued to the Company's and Bridgetown's shareholders in connection with the closing of the proposed Business Combination. Bridgetown and PubCo also will file other documents regarding the proposed Business Combination with the SEC.

This communication is not a substitute for the Registration Statement, the Proxy Statement or any other document that Bridgetown will send to its shareholders in connection with the Business Combination. Bridgetown's shareholders and other interested persons are advised to read the Proxy Statement, in connection with Bridgetown's solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown, PubCo, the Company and the proposed Business Combination. Shareholders and investors may also obtain a copy of the Proxy Statement, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown, without charge, at the SEC's website located at www.sec.gov or by directing a request to Bridgetown. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

Bridgetown, PubCo and the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown's shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown's shareholders in connection with the proposed transactions is set forth in the Proxy Statement. You can find more information about Bridgetown's directors and executive officers in Bridgetown's annual report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 30, 2023. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Proxy Statement. Shareholders, potential investors and other interested persons should read the Proxy Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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